EXHIBIT 99.1

Capital Reduction

Oslo (2006-07-14): Norsk Hydro ASA has on 14 July 2006 completed a capital reduction by cancellation of 8,316,685 shares at par value of NOK 3.66 per share, which includes 3,644,685 shares purchased from the Norwegian State on the same date. This is in accordance with the resolutions passed by the Annual General Meeting on 9 May 2006 related to the share buyback authorization granted by the Extraordinary General Meeting on 1 December 2004.

Under this authorization Hydro has repurchased 8,316,685 shares for a total consideration of approximately NOK 1 billion. From June to December 2005 4,672,000 shares were bought back in the market at an average price of NOK 130.21 per share. An agreement was made with the Norwegian State, Hydro's largest shareholder, that the State would participate with a proportional part of its shares, in order to leave its ownership interest unchanged. This amounts to 3,644,685 shares, which have now been redeemed at a price of NOK 129.30 per share. The price paid per share to the State includes interest compensation for delayed settlement compared to the purchases in the marked and a reduction for the dividend the State has received on these shares.

All references to number of shares and share prices prior to 9 May 2006 have been recalculated to reflect 1:5 share split approved by Hydro's Annual General Meeting on 9 May 2006.

After the capital reduction by cancellation of 8,316,685 shares, the total number of issued and authorized shares have been changed to 1,286,455,455, each at par value of NOK 3.66. Hydro holds 46,921,570 own shares and the number of shares outstanding is 1,239,533,885.

***** Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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